Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following letter was sent to retirees of The Gillette Company:

February 22, 2005

Dear Gillette Retiree:

Many questions have been asked about Gillette’s executive compensation programs in light of the announcement of the anticipated merger of Gillette with Procter & Gamble. I want to provide you with information about the expected impact of the merger on your stock options.

The 1971 Gillette Stock Option Plan and 2004 Long Term Incentive Plan (“the Gillette plans”) contain Change of Control provisions that will apply to the merger.

Over the coming months, we will be working to amend the Gillette plans to establish specific rules and procedures for stock option exercises at the merger, as well as for conversion to P&G stock options. Further information will be provided to you as this work is completed.

Sincerely,

Edward E. Guillet
Senior Vice President
Human Resources

Questions and Answers

1.	What happens to my stock options due to the merger with P&G?

	•	Before the merger takes place. You may exercise your stock options at any time prior to the close of the merger, under the current terms and conditions of the Gillette plans, including the current expiration dates.

•	As of the close of the merger. As of the close of the merger, you will have three choices:

	a.	Convert to P&G options. You can convert all or some of your Gillette stock options to P&G stock options, with appropriate adjustments for exercise price and number of shares.Gillette stock options will be converted into options to purchase P&G stock based on the same ratio (0.975 share of P&G stock for each share of Gillette stock) that will apply to all other Gillette shareholders.

For example, an option for 1,000 Gillette shares with an exercise price of $43.10 will be converted into an option for 975 P&G shares at an adjusted exercise price of $44.21 ($43.10 / 0.975) as illustrated in the following table, so that the total exercise price remains the same.

	G	Conversion		PG

Option Shares	1,000	Multiply by	0.975	975
Per share exercise Price	$43.10	Divide by	0.975	$44.21

Total Exercise Price	$43,100	>>>		$43,100

The time periods for stock option exercise will remain unchanged.

b.	Exercise options for cash. You can also choose to exercise some or all of your options as of the close of the merger and receive cash based on the value of the P&G shares on the day the merger closes.

c.	Exercise options for shares. You can also choose to exercise some or all of your options as of the close of the merger and receive P&G shares based on the same ratio (0.975 shares of P&G stock for each share of Gillette stock) that will apply to all other Gillette shareholders.

FORWARD-LOOKING STATEMENTS

               This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

               This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

               Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.